James M. Prince    jprince@velaw.com

Tel 713.758.3710    Fax 713.615.5962

December 13, 2005

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	Ms. Melissa Campbell Duru

Re:	Gastar Exploration Ltd. (the “Company”)
Comment to Amendment No. 2 to Registration Statement on Form S-1
File No. 333-127498

Ladies and Gentlemen:

Pursuant to our telephone conversation with Ms. Melissa Campbell Duru of the Staff, we are furnishing this supplemental letter specifically to respond to comment number 2 of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in its comment letter dated December 9, 2005 (the “Comment Letter”) with respect to the Amendment No. 2 to Registration Statement on Form S-1 of the Company. We hope to get this issue resolved so that the Company may promptly file an Amendment No. 3 to Form S-1 with complete responses to your comment letter. We understand that the Company has been in direct contact with Mr. James Murphy of the Staff regarding resolving remaining engineering comments and that remaining accounting comments have been resolved, subject to final review of Amendment No. 3.

In the Comment Letter, the Staff made the following comment, reproduced for your convenience:

“We note your revisions and disclosure pertaining to the subscription receipts and the corresponding common shares issuable upon exchange of such receipts on the six, twelve and eighteen month anniversaries of the issuance date of the senior secured notes. Please provide an analysis of how the registration of shares issuable upon exchange of the subscription receipts conforms to the requirements of Rule 415 (a)(1) of Regulation S-K. We may have further comments.”

We believe that the common shares issuable upon exchange of the subscription receipts conform to the requirements for delayed or continuous registration under Rule 415 (a)(1) of Regulation S-K. We believe shares issuable upon exercise of the rights evidenced by the subscription receipts are securities issuable upon exercise of warrants, options or rights under Rule 415(a)(1)(iii). Alternatively, such shares may be viewed as securities issuable upon conversion of the outstanding subscription receipts and thus eligible for delayed or continuous registration under Rule 415(a)(1)(iv).

The subscription receipts represent a right issued to certain securityholders of the Company to receive, at specified dates without payment of any further consideration, a number of common shares determined by reference to then existing market prices. We have included in the pending registration statement the resale of a number of shares issuable pursuant to the right represented by the subscription receipts. The number of shares registered is based upon a good faith estimate of the shares that will become issuable pursuant to the rights evidenced by the subscription receipts, which we believe is consistent with the Staff’s position reflected in Interpretation 3S of the March 1999 Supplement to its Manual of Publicly Available Telephone Interpretations.

Further, we see no policy implications in refusing Rule 415 registration for the resale of the shares issuable pursuant to the subscription receipts. To do so would require the Company to file a series of small registration statements on each of the several dates the subscription receipt shares issued.

We would appreciate receiving the Staff’s views on this point as soon as possible so that the Company can determine which shares to include in registration under its imminent Amendment No. 3 filing. As mentioned previously, the Company stands to incur penalties if the registration statement is not effected soon. You may contact either Jim Prince (713-758-3710) or Mark Kelly (713-758-4592) of this firm to discuss this issue.

VINSON & ELKINS L.L.P.

By:	/s/ James M. Prince
Partner